Exhibit 99.1

CORPORATE BANKING DEPARTMENT

[Date redacted]

The Executive Vice President & Chief Financial Officer
Golden Star (Wassa) Mines Ltd
Level 2, No. 1 Milne Close,
Airport Residential Area,
P.O.Box 16075,
Airport, Accra

Attn: Andre van Niekerk

Dear Sir,

RE: REQUEST FOR FINANCING
We are pleased to advise that Ecobank Ghana has approved your company's credit request under the following terms and conditions:

Lender	Ecobank Ghana Limited (EGH)
Lead Arranger	Ecobank Capital (Registered as Ecobank Development Corporation)
Borrower	Golden Star (Wassa) Mines (GSWL)
Facility	Medium Term Loan
Amount	USD 25,000,000.00 (Twenty-Five Million United States Dollars)
Purpose	To finance the underground mine and process plant expansion project at the Wassa Mine.
Tenor	Sixty (60) months from date of initial drawing inclusive of the moratorium period.
Drawdown
Multiple drawings by tranches shall be permitted under the facility to make payments directly to contractors/subcontractors and equipment suppliers upon presentation of relevant invoices/documentation. Total drawings shall however not exceed total facility amount.

Availability Period	The facility shall be available for drawing within twelve (12) months from date of first drawdown.
Moratorium	Six (6) months from the date of the initial drawdown on principal repayments only.
Repayment
Interest shall be payable in arrears beginning a month following the date of disbursement. Principal amount shall be payable quarterly in arrears beginning in the month following the end of the moratorium period

Prepayments	Prepayments will be allowed without penalty
Pricing
Upfront fee	[Fees redacted]
Arrangement Fees	[Fees redacted]
Interest Rate	[Interest rate redacted]

SECURITY / SUPPORT:

1.	[Security interest redacted]

2.
Assignment and Domiciliation of at least 50% of GSWL's weekly bullion sales through EGH. This will be evidenced by an executed and irrevocable undertaking signed by GSWL and Barclays PLC in favor of RGH. This undertaking shall not be changed or revoked, except with the prior written consent of the Lenders, and until the facility, interest and charges thereon are fully retired.

3.
Undertaking to comprehensively insure all equipment financed by Lenders as well as existing Plant, Machinery and Equipment with an acceptable insurance company with Lender's name and interest listed as a loss payee.

4.
Undertaking to channel at least 80% of the company's local payments and all offshore payments not subject to withholding tax (except those offshore payments not funded with proceeds of those facility) through EGH.

5.	Assignment of all rights and benefits under various mining contracts including but not limited to receivables.

6.	Comfort letter from parent company, Golden Star Resources Limited (GSR) confirming:

i.	knowledge and acceptance of the facility being secured by GSWL;

ii.	that GSR will not take any action to adversely affect GSWL's ability to repay the loan facility along as any monies are still owed; and

iii.	that GSR will provide management support to GSWL to ensure full repayment of debt by GSWL, as same become due and payable.

CONDITIONS PRECEDENT TO UTILIZATION OF THE FACILITY

1.	GSWL to submit Board Resolution authorizing the borrowing of the total facility amount.

2.	Submission of Comfort Letter front parent company, Golden Star Resources Limited (GSR) confirming the following:

i.	Knowledge and acceptance of the facility being secured by GSWL;

ii.	That GSR will not take any action to adversely affect GSWL's ability to repay the loan facility along as any monies are still owed; and

iii.	That GSR will provide management support to GSWL to ensure full repayment of debt by GSM, as same become due and payable.

3.	Execution of all relevant Facility and Security Documentation.

4.	Submission of an Environmental Impact Assessment (EIA) report in conformity with Environmental Protection Agency (EPA)

5.	Submission of a recent Environmental Management Plan Report (EMPR) to EGH, including positive evidence of community/local stakeholder's engagement.

6.	Submission of a Concept Study Report approved by Golden Star Resources Limited's Executive Management Team with respect to the viability of the Wassa Underground Mine Project to Lenders for review.

GENERAL TERMS AND CONDITIONS OF LENDING

1.
GSWL to insure and maintain at all times a satisfactory insurance policy on all Wassa Mine assets pledged to Lenders as security with an insurance company acceptable to the Bank. Ecobank Ghana Limited listed as a loss payee upon a default. All subsequent renewals of the endorsement to be submitted to EGH (Facility Agent) within thirty (30) days of the renewal of such expired policies,

2.
Borrower to meet all its statutory obligations including but not limited to settlement of payments to GRA,VA'I', SSNIT and other such bodies and to obtain /review all relevant licenses, permits or authorization, for its operations. The Bank may request documentary evidence of this in which event the Borrower shall furnish same to the Bank.

3.	Ecobank Ghana Limited shall have the right to set off all outstanding debt obligations under the facility against any amounts available in GSWL's account(s) at EGH.

4.	Cross default to all financial/contractual obligations of the Borrower with a threshold of US$5 million at all times during the tenor of the facility.

5.	Borrower to provide audited financials within 180 days from the end of the financial year as well as half yearly interim reports.

6.	Borrower to provide qurterly management reports to include profit and loss statements, balance sheets and cash flows within 45 days of the end of each quarter.

7.	Company to provide any other additional information required by the Bank in support of the credit facility, including Annual EMPR submission to EPA and copies of the monthly operating report.
Financial Covenants

1.	Operating Cash Flow to Debt Service should not be less than [Convenant ratios redacted] during the tenor of the facility.
EBITDA/ (Interest Expense + CPLTD) ratio should not be less than[Convenant ratios redacted] during the tenor of the facility.

2.	Gearing (defined as Debt/Tangible Networth) should not be more than [Convenant ratios redacted] during the tenor of the facility.

These Financial Covenants will kick-in from 2015 onwards.

EVENTS OF DEFAULT

The following events shall constitute events of default:
a. Non-payment of principal and interest on due dates in accordance with the terms of the facility, subject to a five (5) day cure period.
b. Breach of any of the conditions relating to the Facilities.
c. Material adverse change in the management, business or financial position of Golden Star (Wassa) Mines (GSWL).

In the event of the default as per above, EGH shall, forthwith and without notice to Golden Star (Wassa) MInes (GSWL) charge a rate of 5% per annum above the applicable interest rate on the sums outstanding, from the date of default up tot eh date of actual payment (As well after as before judgment).

Regarding all events of default, if Golden Star (Wassa) Mines (GSWL) shall fail or be unable to remedy such default within 30 days of receipt of written notice thereof from EGH, EGH shall reserve the right to call in the Facility.

EXPENSES

All reasonable and documented expenses, fees , travel and other out-of-pocket expenses incurred by the Lender in the negotiation, preparation, execution, operation enforcement and amendment of the proposed Facility documentation, shall be for the account of the Borrower up to a maximum of USD75,000.00

ENVIRONMENTAL ASSESSMENT

Company to accept that the bank will undertake an Environmental and Social Due Diligence as part of the credit review and approval process and to further execute any action plans that may result from the Environmental Assessment conducted.

ENVIRONMENTAL ASSESSMENT

Unless otherwise agreed by the Lenders, all the documentation related to the facility will be governed by the law of Ghana, and subject to the non-exclusive juristiction of the applicable courts.

MISCELLAENOUS

The terms and conditions of this offer are not limited to the above terms and conditions. Those matters which are not covered by or made clear in the above outline are subject to mutual agreement of the parties.

The offer is conditional upon (i) the preparation, execution and delivery of legal documentation in the form and substance satisfactory to Ecobank Ghana Limited substantially incorporating the terms and conditions outlined or referred to above and (ii) the absence of a material adverse change in the financial condition or operations of the Borrower since the date of the borrower's financial statement dated December 31, 2012.

Please note that with the passage of the Credit Reporting Act, 2007, Act 726, Financial Institutions are required to make available information concerning credit facilities to Licensed Credit Bureaus. By signing this letter in acceptance you will be consenting to the disclosure of information on the Credit facilities to the Licensed Credit Bureaus.

Please evidence your acceptance by signing this letter and the attached copy as an indication of your formal acceptance of the above terms and conditions and return same to us not later than August 15, 2014 the date this offer (if not accepted) will expire.

Very truly yours,
ECOBANK GHANA LIMITED

Very truly yours,                                Accepted:
ECOBANK GHANA LTD                            GOLDEN STAR (WASSA) MINES LTD

"Rosemary Yeboah"                            "Andre van Niekerk"
ROSEMARY YEBOAH (MRS)                        BY ANDRE VAN NIEKERK
(EXECUTIVE DIRECTOR                        TITLE EVP & CFO
CORPORATE BANKING    )
DATE 1/8/2014                                DATE 3/9/2014

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